Filed by Smith & Nephew plc pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 001-14654)

On April 16, 2003, the following press release was issued.

Information in relation to the Public Tender Offers

Public Tender Offers

by

Smith & Nephew Group plc

(the obligations of Smith & Nephew Group plc under the public tender offers are guaranteed by Smith & Nephew plc)

for all the publicly held

•	Registered Shares of Centerpulse Ltd, Zurich, with a nominal value of CHF 30 each

and

•	Bearer Shares of InCentive Capital Ltd, Zug, with a nominal value of CHF 20 each

Information relating to the timing of the launch of the tender offers

Smith & Nephew plc pre-announced on 20 March 2003 its intention to launch parallel public tender offers to the shareholders of Centerpulse Ltd and InCentive Capital Ltd, respectively. At that time, it was foreseen that the date of publication of the respective Offer Prospectuses and the start of the respective Offer Periods would be on or about 16 April 2003.

Owing to the volume of documentation submitted in relation to the transaction, the responsible stock market authorities have requested an additional week of review time. Consequently, the publication of the respective Offer Prospectuses and the start of the respective Offer Periods is likely to take place on or about 25 April 2003. Further information relating to this transaction will be provided on 25 April 2003.

Identification

	Securities No.	ISIN	Bloomberg

Registered shares Centerpulse AG	654485	CH0006544859	CEPN SW

Bearer shares InCentive Capital AG	286089	CH0002860895	INC SW

Offer Manager:

Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 to be filed with the SEC. Centerpulse shareholders who are US persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the Centerpulse Offer that will be filed by Smith & Nephew with the SEC because these documents will contain important information relating to the Centerpulse Offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Centerpulse re-

lating to the Centerpulse Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Smith & Nephew and Centerpulse with the SEC, at the SEC’s Web site at www.sec.gov. Once the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 are filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.